January 10, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Suzanne Hayes, Assistant Director

Michael Seaman

Celia Soehner

Re: Regen Biopharma, Inc.

Registration Statement on Form S-1

File No. 333-191725

Amended November 22, 2013

Dear Ms. Hayes, Mr. Seaman and Ms. Soehner:

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated  December 5, 2013 (the “Comment Letter”) relating to the Registration Statement on Form S-1/A  of Regen Biopharma, Inc. (The "Company").

1.	The following revisions have been made:

Regarding the term autologous on page 3 of the S-1/A:

“On February 5, 2013 Regen filed an Investigational New Drug (IND) application with the United States Food and Drug Administration to initiate a clinical trial. In this study we will seek to determine the safety and potential efficacy of intravenously administered autologous SVF cells in 10 patients with severe aplastic anemia that is resistant to immune suppressive therapy.”

Has been amended to read:

“On February 5, 2013 Regen filed an Investigational New Drug (IND) application with the United States Food and Drug Administration to initiate a clinical trial. In this study we will seek to determine the safety and potential efficacy of intravenously administered autologous (derived or transferred from the same individual's body) SVF cells in 10 patients with severe aplastic anemia that is resistant to immune suppressive therapy. “

Regarding the term indoleamine 2,3-dioxygenase on page 4 of the S-1/A:

indoleamine 2,3-dioxygenase is defined in this paragraph as IDO

“dCellVax is intended to be a therapy whereby dendritic cells of the cancer patient are harvested from the body , treated with plasmid DNA that has the ability to block the dendritic cell from expressing indoleamine 2,3-dioxygenase (“IDO”) and subsequently reimplanted in the cancer patient. A plasmid is a small DNA molecule that is physically separate from, and can replicate independently of, chromosomal DNA within a cell. “

IDO is further elaborated upon in the following paragraph:

“IDO is an enzyme that is believed to suppress the body’s immune response to the cancer cells by suppressing T Cells as well as halting the dendritic cell from activating T cells. The dendritic cells that are treated with the IDO-blocking plasmid become resistant to the influence of cancer cells which cause the dendritic cell to express IDO. “

The following sentence has been added to the abovementioned paragraph:

“T cells are a type of lymphocyte (itself a type of white blood cell) that play a vital role in the body’s immune response.”

Regarding defining at the time of first use the acronym IND on page five. The fist Use of the acronym IND is on page three where it is defined as “an Investigational New Drug (IND) application” within the sentence:

“On February 5, 2013 Regen filed an Investigational New Drug (IND) application with the United States Food and Drug Administration to initiate a clinical trial. “

Regarding the use of the term “drug –refractory” on page 12:

“NO APPROVAL HAS BEEN GRANTED BY THE FDA FOR THE MARKETING AND SALE OF HEMAXELLERATE

On February 5, 2013 Regen filed an Investigational New Drug (IND) application with the United States Food and Drug Administration to initiate clinical trials assessing the Company’s HemaXellerate drug currently in development in patients with drug-refractory aplastic anemia. Regen will be required to obtain approval from the US Food and Drug Administration (FDA) in order to market HemaXellerate. No approval has been granted by the FDA for the marketing and sale of HemaXellerate.”

Has been amended to read:

“NO APPROVAL HAS BEEN GRANTED BY THE FDA FOR THE MARKETING AND SALE OF HEMAXELLERATE

On February 5, 2013 Regen filed an Investigational New Drug (IND) application with the United States Food and Drug Administration to initiate clinical trials assessing the Company’s HemaXellerate drug currently in development in patients with drug-refractory aplastic anemia. A condition is classified as drug-refractory if the patient is unresponsive to drug therapy. Regen will be required to obtain approval from the US Food and Drug Administration (FDA) in order to market HemaXellerate. No approval has been granted by the FDA for the marketing and sale of HemaXellerate.”

Regarding a lack of a definition for “short interfering RNA” on page 18

The phrase:

“On May 1, 2013 Dr. Wei Ping Min (“Min”) entered into an agreement (“Agreement”) whereby Min assigned to Regen all right, title and interest in US Patent # 8,389,708 as well as all Patent applications from the same family corresponding to numbers PCT/CA2006/000984, CA2612200 and EP1898936.(“Min IP”) US Patent # 8,389,708 was granted to Min with regard to his invention of a method directed to the silencing of immunosuppressive cancer causing genes using short interfering RNA (siRNA) leading to an increase in the immune response, a decrease in tumor-induced immunosuppression and a decrease in in vivo tumor progression”

Has been amended to read

“On May 1, 2013 Dr. Wei Ping Min (“Min”) entered into an agreement (“Agreement”) whereby Min assigned to Regen all right, title and interest in US Patent # 8,389,708 as well as all Patent applications from the same family corresponding to numbers PCT/CA2006/000984, CA2612200 and EP1898936.(“Min IP”) US Patent # 8,389,708 was granted to Min with regard to his invention of a method directed to the silencing of immunosuppressive cancer causing genes using short interfering RNA (siRNA) leading to an increase in the immune response, a decrease in tumor-induced immunosuppression and a decrease in in vivo tumor progression. siRNA are shorter pieces of double stranded RNA that allow the interference of a particular gene, without causing cell death.”

Regarding the penultimate paragraph of the Business section on page 20 including references to mesenchymal stem cells and endothelial cells:

The paragraph:

“The Company has begun development of HemaXellerate I , a cellular therapy designed to heal damaged bone marrow. HemaXellerate I is a patient-specific composition of cells that have been demonstrated to repair damaged bone marrow and stimulate production of blood cells based on previous animal studies. The initial application of HemaXellerate I will be the treatment of severe aplastic anemia which is characterized by immune-mediated bone marrow hypoplasia (underdevelopment or incomplete development of a tissue) and pancytopenia( reduction in the number of blood cells and platelets).

Adipose tissue is collected from the patient and processed in order to separate , extract and isolate Stromal Vascular Fraction (SVF), a mix of various cell types including mesenchymal stem cells and endothelial cells. The isolated SVF is then intravenously administered to the patient. The Company believes that the isolated SVF will generate growth factors with the ability to repair damaged hematopoietic stem cells. Hematopoietic stem cells are immature cells that can develop into all types of blood cells, including white blood cells, red blood cells, and platelets. Hematopoietic stem cells are found in the peripheral blood and the bone marrow.”

Has been revised as follows:

“The Company has begun development of HemaXellerate I , a cellular therapy designed to heal damaged bone marrow. HemaXellerate I is a patient-specific composition of cells that have been demonstrated to repair damaged bone marrow and stimulate production of blood cells based on previous animal studies. The initial application of HemaXellerate I will be the treatment of severe aplastic anemia which is characterized by immune-mediated bone marrow hypoplasia (underdevelopment or incomplete development of a tissue) and pancytopenia( reduction in the number of blood cells and platelets).

Adipose tissue is collected from the patient and processed in order to separate , extract and isolate Stromal Vascular Fraction (SVF), a mix of various cell types including mesenchymal stem cells and endothelial cells. Mesenchymal stem cells are connective tissue cells that can differentiate into a variety of cell types and endothelial cells are the cells that line the interior surface of blood vessels and lymphatic vessels and which play a vital role in angiogenesis ( the physiological process through which new blood vessels form from pre-existing vessels).

The isolated SVF is then intravenously administered to the patient. The Company believes that the isolated SVF will generate growth factors with the ability to repair damaged hematopoietic stem cells. Hematopoietic stem cells are immature cells that can develop into all types of blood cells, including white blood cells, red blood cells, and platelets. Hematopoietic stem cells are found in the peripheral blood and the bone marrow.”

With regards to descriptions of preclinical data on page 21

Laboratory Experiments
Experiment	Location Conducted	Dates Conducted	Number of Animals/Runs	Preclinical Data
Demonstration that endothelial cells stimulate hematopoiesis after bone marrow damage	Dr. William Fleming, Oregon Health Sciences University	2008-2009	37 C57/B6 mice exposed to lethal irradiation and treated with increasing numbers of endothelial cells	Demonstration of radioprotection by endothelial cells, associated with augmentation of hematopoiesis. Data in patent and also part published in Lei et al. Stem Cell Res. 4(1): 17–24
Optimization of Human SVF Isolation and Characterization	Dr. Erik Woods, Cook General Biotechnology	June 2012- August 2012	5 human samples of fat processed under various conditions to optimize content of endothelial cells	Protocol developed for optimal content of endothelial cells from human fat, as detected by flow cytometry
Development of irradiation model of myeloablation in immune compromised mice	Dr. Sophia Khaldoyanidi Torrey Pines Institute for Molecular Studies	Aug-Nov 2012	50 C57/B6 and SCID mice treated with various doses of irradiation and administered bone marrow cells as a source of endothelial cells	Development of a model of bone marrow failure, practical issues learned about bone marrow as a source of endothelial cells, decision to focus on use of adipose tissue as source instead of bone marrow
Human HemaXellerate Efficacy in Mouse Model	Dr. Wei-Ping Min, University of Western Ontario	Jan-April 2013	40 mice treated bone marrow toxin, followed by administration of 3 doses of HemaXellerate or control	Dose dependent demonstration of accelerated hematopoiesis after administration of HemaXellerate

21

Preclinical studies conducted by the Company consist of the following:

1.	Development of HemaXellerate product. Studies were conducted together with Cook Biotechnology for the establishment of protocols for manufacturing a consistent cellular product based on enzymatic digestion of patient fat tissue, centrifugation, and washing steps.

2.	Development of Animal model. Sophia Khaldoyanidi, M.D., Ph.D. at the Torrey Pines Institute for Molecular Medicine to established the animal model for aplastic anemia and assessed feasibility of endothelial stem cell stimulation of blood cell production.

3.	Preclinical Demonstration of Efficacy. Data was generated using the model developed from work with Dr. Khaldoyanidi to demonstrate a dose dependent effect of HemaXellerate I on stimulation of new blood cell formation. The study demonstrated accelerated reconstitution of white blood cells production after administration of 5-FU ( a chemical that kills bone marrow stem cells) after HemaXellerate therapy which in the opinion of the Company demonstrates efficacy of HemaXellerate and the cellar components of SVF

References showing that endothelial cells and endothelial progenitor cells, which comprise 16% of SVF (Zimmerlin et al. Cytometry Part A 77A: 22:30, 2010) produce growth factors that stimulate blood cell production from bone marrow support the Company’s position that isolated SVF will generate growth factors with the ability to repair damaged hematopoietic stem “

Has been amended to read as follows:

“In the opinion of the Company, the following studies conducted by or on behalf of the Company or by others demonstrate that the composition of cells in HemaXellerate I have been demonstrated to repair damaged bone marrow and stimulate production of blood cells .

Laboratory Experiments
Experiment	Location Conducted	Dates Conducted	Number of Animals/Runs	Preclinical Data
Demonstration that endothelial cells stimulate hematopoiesis after bone marrow damage	Dr. William Fleming, Oregon Health Sciences University	2008-2009	37 C57/B6 mice exposed to lethal irradiation and treated with increasing numbers of endothelial cells*	Demonstration of radioprotection by endothelial cells, associated with augmentation of hematopoiesis. Data in patent and also part published in Lei et al. Stem Cell Res. 4(1): 17–24
Optimization of Human SVF Isolation and Characterization	Dr. Erik Woods, Cook General Biotechnology	June 2012- August 2012	5 human samples of fat processed under various conditions to optimize content of endothelial cells	Protocol developed for optimal content of endothelial cells from human fat, as detected by flow cytometry
Development of irradiation model of myeloablation in immune compromised mice	Dr. Sophia Khaldoyanidi Torrey Pines Institute for Molecular Studies	Aug-Nov 2012	50 C57/B6 and SCID mice treated with various doses of irradiation and administered bone marrow cells as a source of endothelial cells*	Development of a model of bone marrow failure, practical issues learned about bone marrow as a source of endothelial cells, decision to focus on use of adipose tissue as source instead of bone marrow
Human HemaXellerate Efficacy in Mouse Model	Dr. Wei-Ping Min, University of Western Ontario	Jan-April 2013	40 mice treated bone marrow toxin, followed by administration of 3 doses of HemaXellerate or control	Dose dependent demonstration of accelerated hematopoiesis after administration of HemaXellerate

*“50 C57/B6” is the label of a type of mouse commonly used in research. It is a mouse that possess a functional immune system. In the first experiment described in the table, the mice were treated with a lethal dose of radiation. Radiation kills by destroying the blood making cells of the body. Administration of mouse derived endothelial cells resulted in enhanced survival of the mice after irradiation, which was associated with restoration of blood production. These sets of experiments strongly suggested to us, that endothelial cells protect blood making cells from damage. SCID (severe combined immuno deficient) mice are commonly used in research where a human cell therapeutic product is being tested in a manner to avoid rejection of the cells by the mouse’s immune system. In this segment of the research, human cells were given to the SCID mice subsequent to irradiation, which regenerated the mouse blood making cells. The purpose of the 50 C57/B6 mice and the SCID mice in the research is to demonstrate that mouse derived endothelial cells regenerate blood making cells and that human endothelial cells regenerate blood making cells in mice.

Preclinical studies conducted by the Company consist of the following:

1.	Development of HemaXellerate product. Studies were conducted together with Cook Biotechnology for the establishment of protocols for manufacturing a consistent cellular product based on enzymatic digestion of patient fat tissue, centrifugation, and washing steps.
2.	Development of Animal model. Sophia Khaldoyanidi, M.D., PhD at the Torrey Pines Institute for Molecular Medicine to established the animal model for aplastic anemia and assessed feasibility of endothelial stem cell stimulation of blood cell production.

3.       Preclinical Demonstration of Efficacy. Data was generated using the model developed from work with Dr. Khaldoyanidi to demonstrate a dose dependent effect of HemaXellerate I on stimulation of new blood cell formation. The study demonstrated accelerated reconstitution of white blood cells production after administration of 5-FU ( a chemical that kills bone marrow stem cells) after HemaXellerate therapy which in the opinion of the Company demonstrates efficacy of HemaXellerate and the cellar components of SVF

The Company believes that no regulatory approvals are required in order to engage in the preclinical research activities conducted on behalf of the Company described above. No such approvals have been requested nor granted in connection with these activities.

References showing that endothelial cells and endothelial progenitor cells, which comprise 16% of SVF produce growth factors that stimulate blood cell production from bone marrow support the Company’s position that isolated SVF will generate growth factors with the ability to repair damaged hematopoietic stem cells. A study published in the Journal of the International Society for Advancement of Cytometry (Zimmerlin et al. Cytometry Part A 77A: 22:30, 2010) supports the Company’s utilization of fat tissue as an easy to access source of endothelial cell ( other sources for endothelial cells include bone marrow, which is much harder and more painful to extract from patients than fat tissue) and demonstrated that endothelial cells taken from fat tissue are just as viable as those derived from bone marrow. “

2.	The paragraph on page 3 which reads:

“We were incorporated April 24, 2012 under the laws of the State of Nevada. We are a majority owned subsidiary of Bio Matrix Scientific Group, Inc, a Delaware corporation. We intend to engage primarily in the development of regenerative medical applications which we intend to license from other entities up to the point of successful completion of Phase I and or Phase II clinical trials after which we would either attempt to sell or license those developed applications or, alternatively, advance the application further to Phase III clinical trials. The primary factor to be considered by us in arriving at a decision to advance an application further to Phase III clinical trials would be a greater than anticipated indication of efficacy seen in Phase I trials.

Has been revised to read:

“We were incorporated April 24, 2012 under the laws of the State of Nevada. We are a majority owned subsidiary of Bio Matrix Scientific Group, Inc, a Delaware corporation. We intend to engage primarily in the development of regenerative medical applications which we intend to license from other entities up to the point of successful completion of Phase I and or Phase II clinical trials after which we would either attempt to sell or license those developed applications or, alternatively, advance the application further to Phase III clinical trials. The primary factor to be considered by us in arriving at a decision to advance an application further to Phase III clinical trials would be a greater than anticipated indication of efficacy seen in Phase I trials.

As of January 6, 2014, we have not licensed any existing therapies however we have acquired certain intellectual property from Dr. Wei Ping Min on May 1, 2013and licensed certain intellectual property from Benitec Australia Limited on August 5, 2013. These collective intellectual properties comprise the therapeutic concept behind dCellVax , a cancer therapy in early stage development by the Company. “

3.	Amended as follows:

“WE WILL NEED TO RAISE ADDITIONAL CAPITAL TO CARRY OUT OUR BUSINESS PLAN.

To date, the Company’s operations have not generated cash flow sufficient to fund our capital requirements and there can be no assurance given that the Company’s operations will do so in the future. To date, the Company has generated no cash flow from operations and there can be no assurance given that the Company’s operations will do so in the future. As of January 8, 2014 the Company has cash of $267,000 which will allow us to satisfy our cash requirements over the next seven months exclusive of any additional financing. There is no guarantee that we will be able to access additional capital at rates and on terms which are attractive to us, if at all.  Without the additional funding needed to fund our growth we may not be able to grow as planned.

4. The risk factor has been redrafted as follows:

WE HAVE NOT OBTAINED PATENT PROTECTION FOR OUR INTELLECTUAL PROPERTY.

With the exception of all proprietary rights to US Patent # 8,389,708 (Method of Cancer Treatment using siRNA Silencing ) assigned to the Company on May 1, 2013, the Company has not obtained patent protection on any of its intellectual property.  Although the Company plans on attempting to obtain patents on its products and services, there can be no assurance that the Company can obtain effective protection against unauthorized duplication or the introduction of substantially similar products. The concept behind HemaXellerate I and HemaXellarate II, two therapies under development by the Company, derives from intellectual property not protected by patent and considered to be in the public domain.

5. The description of the agreement which originally read as follows :

“On May 1, 2013 Dr. Wei Ping Min (“Min”) entered into an agreement (“Agreement”) whereby Min assigned to Regen all right, title and interest in US Patent # 8,389,708 as well as all Patent applications from the same family corresponding to numbers PCT/CA2006/000984, CA2612200 and EP1898936.(“Min IP”) US Patent # 8,389,708 was granted to Min with regard to his invention of a method directed to the silencing of immunosuppressive cancer causing genes using short interfering RNA (siRNA) leading to an increase in the immune response, a decrease in tumor-induced immunosuppression and a decrease in in vivo tumor progression. siRNA are shorter pieces of double stranded RNA that allow the interference of a particular gene, without causing cell death.

As consideration for the Min IP, Regen is required to:

(a) negotiate in good faith with Min with regards to a proposed consulting by and between the Company and Min on mutually agreeable terms. The consideration to Min for entering into this agreement is to be One Hundred Thousand United States Dollars ($100,000 ) of the common shares of Bio Matrix valued as of the date of issuance and to be paid over a twelve month period in twelve equal installments (“Consulting Shares”) and registered under the Securities Act of 1933 on Form S-8.

(b) Cause to be issued to Min 100,000 of Bio Matrix’s preferred shares (“Assignor Preferred Shares”) exchangeable into common shares of Bio Matrix (“Exchange Common Shares”) under the following terms and conditions:

Subject to there being a sufficient number of common shares shall be authorized for issuance by Bio Matrix in order that the required number of Exchange Common Shares may be issued

(ii) Subject to (i) above, upon any date subsequent to the date of the completion of a satisfactory review by the United States Food and Drug Administration (“FDA”) of an Investigational New Drug Application (“IND”) for the Min IP submitted by Regen which shall result in the ability of Regen to lawfully begin clinical testing of the Min IP on human subjects within the United States Min shall be permitted, at his option, to exchange 33,333 of the Assignor Preferred Shares into that number of Exchange Common Shares having a value of Three Hundred Thirty Three Thousand United States Dollars ($333,000) such shares being valued at a price per share equal to the closing price as of the day written notice is given by Min to Regen of Min’s intent to exchange.

(iii) Subject to (i) above, upon any date subsequent to the date that manufacturing procedures for the manufacture of the Min IP have been developed by Regen which comply to the Current Good Manufacturing Practices (“cGMP “) requirements of the Food Drug and Cosmetics Act of 1938 and the rules and regulations promulgated thereunder as they may apply to the manufacture of the Min IP Min shall be permitted, at Min’s option, to exchange 33,333 of the Assignor Preferred Shares into that number of Exchange Common Shares having a value of Three Hundred Thirty Three Thousand United States Dollars ($333,000) such shares being valued at a price per share equal to the closing price as of the day written notice is given by Min to Regen of Min’s intent to exchange.

(iv) Subject to (i) above, upon any date subsequent to the date that, in connection with a lawfully administered Phase I clinical trial of the Min IP being conducted by Regen within the United States on human subjects, both of (1) a clinical trial protocol has been completed and (2) a Principal Investigator has been appointed, Min shall be permitted, at Min’s option, to exchange 33,333 of the Assignor Preferred Shares into that number of Exchange Common Shares having a value of Three Hundred Thirty Three Thousand United States Dollars ($333,000) such shares being valued at a price per share equal to the closing price as of the day written notice is given by Min to Regen of Min’s intent to exchange. On August 9, 2013 100,000 Assignor Preferred Shares were issued to Min by BMSN

(c) Subject to sufficient number of common shares having been authorized for issuance by the Company, Min shall receive, upon successful completion of a lawfully administered Phase I clinical trial of the Min IP being conducted by Regen within the United States on human subjects, the results of which (1) shall indicate that the Min IP can be safely tolerated by human subjects (2) shall not indicate that use of the Min IP in human subjects result in side effects of such severity that commencement of a Phase II clinical trial could not occur, and (3) establishes the optimal dosage and/or method of administration( as applicable )of the Min IP , Min shall receive that number of the common shares of BMSN which, at a price per share equal to the closing price of the shares as of the day of issuance, shall equal One Million United States Dollars ($1,000,000)

Pursuant to the Agreement, Min shall be entitled to additional consideration for productivity and deliverables over and above listed items (“”Bonus””). The eligibility of Min to receive a Bonus as well as the nature and amount of any Bonus shall be at the sole discretion and determination of the Chief Executive Officer of the Company.”

Has been amended to read as follows:

On May 1, 2013 Dr. Wei Ping Min (“Min”) entered into an agreement (“Agreement”) whereby Min assigned to Regen all right, title and interest in US Patent # 8,389,708 as well as all Patent applications from the same family corresponding to numbers PCT/CA2006/000984, CA2612200 and EP1898936.(“Min IP”) US Patent # 8,389,708 was granted to Min with regard to his invention of a method directed to the silencing of immunosuppressive cancer causing genes using short interfering RNA (siRNA) leading to an increase in the immune response, a decrease in tumor-induced immunosuppression and a decrease in in vivo tumor progression. siRNA are shorter pieces of double stranded RNA that allow the interference of a particular gene, without causing cell death.

As consideration for the Min IP, Regen is required to:

(a) negotiate in good faith with Min with regards to a proposed consulting agreement by and between Min whereby Min shall perform certain mutually agreed upon tasks for the benefit of Regen for consideration to Min consisting of $100,000 of the common shares of Bio Matrix Scientific Group, Inc. valued as of the date of issuance and to be paid over a twelve month period in twelve equal installments (“Consulting Shares”) and registered under the Securities Act of 1933 on Form S-8.

(b) Cause to be issued to Min 100,000 of Bio Matrix Scientific Group, Inc.’s preferred shares (“Assignor Preferred Shares”) exchangeable into common shares of Bio Matrix Scientific Group, Inc. (“Exchange Common Shares”) under the following terms and conditions:

(1)	upon any date subsequent to the date of the completion of a satisfactory review by the United States Food and Drug Administration (“FDA”) of an Investigational New Drug Application (“IND”) for the Min IP submitted by Regen which shall result in the ability of Regen to lawfully begin clinical testing of the Min IP on human subjects within the United States Min shall be permitted, at his option, to exchange 33,333 of the Assignor Preferred Shares into that number of Exchange Common Shares having a value of $333,000 such shares being valued at a price per share equal to the closing price as of the day written notice is given to Regen of Min’s intent to exchange.
(2)	upon any date subsequent to the date that manufacturing procedures for the manufacture of the Min IP have been developed by Regen which comply to the Current Good Manufacturing Practices (“cGMP “) requirements of the Food Drug and Cosmetics Act of 1938 and the rules and regulations promulgated thereunder as they may apply to the manufacture of the Min IP Min shall be permitted, at his option, to exchange 33,333 of the Assignor Preferred Shares into that number of Exchange Common Shares having a value of $333,000 such shares being valued at a price per share equal to the closing price as of the day written notice is given to Regen of Min’s intent to exchange.
(3)	upon any date subsequent to the date that, in connection with a lawfully administered Phase I clinical trial of the Min IP being conducted by Regen within the United States on human subjects, both of (1) a clinical trial protocol has been completed and (2) a Principal Investigator has been appointed, Min shall be permitted, at Min’s option, to exchange 33,333 of the Assignor Preferred Shares into that number of Exchange Common Shares having a value of $333,000 such shares being valued at a price per share equal to the closing price as of the day written notice is given by Min to Regen of Min’s intent to exchange.
(4)	Min shall receive, upon successful completion of a lawfully administered Phase I clinical trial of the Min IP being conducted by Regen within the United States on human subjects, the results of which (1) shall indicate that the Min IP can be safely tolerated by human subjects (2) shall not indicate that use of the Min IP in human subjects result in side effects of such severity that commencement of a Phase II clinical trial could not occur, and (3) establishes the optimal dosage and/or method of administration( as applicable )of the Min IP , Min shall receive that number of the common shares of BIO MATRIX SCIENTIFIC GROUP, INC. which, at a price per share equal to the closing price of the shares as of the day of issuance, shall equal $1,000,000

All common shares of Bio Matrix Scientific Group, Inc issuable pursuant to the Agreement are subject to the condition that a sufficient number of common shares shall be authorized for issuance by BMSN in order that the required number common shares may be issued. Pursuant to the Agreement, Min shall be entitled to additional consideration for productivity and deliverables over and above listed items (“”Bonus””). The eligibility of Min to receive a Bonus as well as the nature and amount of any Bonus shall be at the sole discretion and determination of the Chief Executive Officer of the Company. The fair value of these Preferred Shares was determined by the Company to be $10.

In addition, the phrase:

(1)	a one-time, non-refundable, upfront payment of twenty five thousand US dollars ($25,000) as a license initiation fee on the execution date of the Agreement. On August 30, 2013 BMSN issued 8,512,088 of its common shares to Benitec in satisfaction of this obligation on behalf of the Company.

found within the disclosure made with regards to the Company’s license agreement with Benitec has been amended to read as follows:

(1)	a one-time, non-refundable, upfront payment of twenty five thousand US dollars ($25,000) as a license initiation fee on the execution date of the Agreement. On August 30, 2013 BMSN issued 8,512,088 of its common shares to Benitec in satisfaction of this obligation on behalf of the Company. Fair value of these common shares as of the date of issuance was determined to be $25,536.

6/7. The disclosure has been amended to read as follows:

“HemaXellarate I

The Company has begun development of HemaXellerate I , a cellular therapy designed to heal damaged bone marrow. HemaXellerate I is a patient-specific composition of cells that have been demonstrated to repair damaged bone marrow and stimulate production of blood cells based on previous animal studies. The initial application of HemaXellerate I will be the treatment of severe aplastic anemia which is characterized by immune-mediated bone marrow hypoplasia (underdevelopment or incomplete development of a tissue) and pancytopenia( reduction in the number of blood cells and platelets).

Adipose tissue is collected from the patient and processed in order to separate , extract and isolate Stromal Vascular Fraction (SVF), a mix of various cell types including mesenchymal stem cells and endothelial cells. Mesenchymal stem cells are connective tissue cells that can differentiate into a variety of cell types and endothelial cells are the cells that line the interior surface of blood vessels and lymphatic vessels and which play a vital role in angiogenesis ( the physiological process through which new blood vessels form from pre-existing vessels).

The isolated SVF is then intravenously administered to the patient. The Company believes that the isolated SVF will generate growth factors with the ability to repair damaged hematopoietic stem cells. Hematopoietic stem cells are immature cells that can develop into all types of blood cells, including white blood cells, red blood cells, and platelets. Hematopoietic stem cells are found in the peripheral blood and the bone marrow.

In the opinion of the Company, the following studies conducted by or on behalf of the Company or by others demonstrate that the composition of cells in HemaXellerate I have been demonstrated to repair damaged bone marrow and stimulate production of blood cells .

Laboratory Experiments
Experiment	Location Conducted	Dates Conducted	Number of Animals/Runs	Preclinical Data
Demonstration that endothelial cells stimulate hematopoiesis after bone marrow damage	Dr. William Fleming, Oregon Health Sciences University	2008-2009	37 C57/B6 mice exposed to lethal irradiation and treated with increasing numbers of endothelial cells*	Demonstration of radioprotection by endothelial cells, associated with augmentation of hematopoiesis. Data in patent and also part published in Lei et al. Stem Cell Res. 4(1): 17–24
Optimization of Human SVF Isolation and Characterization	Dr. Erik Woods, Cook General Biotechnology	June 2012- August 2012	5 human samples of fat processed under various conditions to optimize content of endothelial cells	Protocol developed for optimal content of endothelial cells from human fat, as detected by flow cytometry
Development of irradiation model of myeloablation in immune compromised mice	Dr. Sophia Khaldoyanidi Torrey Pines Institute for Molecular Studies	Aug-Nov 2012	50 C57/B6 and SCID mice treated with various doses of irradiation and administered bone marrow cells as a source of endothelial cells*	Development of a model of bone marrow failure, practical issues learned about bone marrow as a source of endothelial cells, decision to focus on use of adipose tissue as source instead of bone marrow
Human HemaXellerate Efficacy in Mouse Model	Dr. Wei-Ping Min, University of Western Ontario	Jan-April 2013	40 mice treated bone marrow toxin, followed by administration of 3 doses of HemaXellerate or control	Dose dependent demonstration of accelerated hematopoiesis after administration of HemaXellerate

*“50 C57/B6” is the label of a type of mouse commonly used in research. It is a mouse that possess a functional immune system. In the first experiment described in the table, the mice were treated with a lethal dose of radiation. Radiation kills by destroying the blood making cells of the body. Administration of mouse derived endothelial cells resulted in enhanced survival of the mice after irradiation, which was associated with restoration of blood production. These sets of experiments strongly suggested to us, that endothelial cells protect blood making cells from damage. SCID (severe combined immuno deficient) mice are commonly used in research where a human cell therapeutic product is being tested in a manner to avoid rejection of the cells by the mouse’s immune system. In this segment of the research, human cells were given to the SCID mice subsequent to irradiation, which regenerated the mouse blood making cells. The purpose of the 50 C57/B6 mice and the SCID mice in the research is to demonstrate that mouse derived endothelial cells regenerate blood making cells and that human endothelial cells regenerate blood making cells in mice.

Preclinical studies conducted by the Company consist of the following:

1.	Development of HemaXellerate product. Studies were conducted together with Cook Biotechnology for the establishment of protocols for manufacturing a consistent cellular product based on enzymatic digestion of patient fat tissue, centrifugation, and washing steps.
2.	Development of Animal model. Sophia Khaldoyanidi, M.D., PhD at the Torrey Pines Institute for Molecular Medicine to established the animal model for aplastic anemia and assessed feasibility of endothelial stem cell stimulation of blood cell production.
3.	Preclinical Demonstration of Efficacy. Data was generated using the model developed from work with Dr. Khaldoyanidi to demonstrate a dose dependent effect of HemaXellerate I on stimulation of new blood cell formation. The study demonstrated accelerated reconstitution of white blood cells production after administration of 5-FU ( a chemical that kills bone marrow stem cells) after HemaXellerate therapy which in the opinion of the Company demonstrates efficacy of HemaXellerate and the cellar components of SVF

The Company believes that no regulatory approvals are required in order to engage in the preclinical research activities conducted on behalf of the Company described above. No such approvals have been requested nor granted in connection with these activities.

References showing that endothelial cells and endothelial progenitor cells, which comprise 16% of SVF produce growth factors that stimulate blood cell production from bone marrow support the Company’s position that isolated SVF will generate growth factors with the ability to repair damaged hematopoietic stem cells. A study published in the Journal of the International Society for Advancement of Cytometry (Zimmerlin et al. Cytometry Part A 77A: 22:30, 2010) supports the Company’s utilization of fat tissue as an easy to access source of endothelial cell ( other sources for endothelial cells include bone marrow, which is much harder and more painful to extract from patients than fat tissue) and demonstrated that endothelial cells taken from fat tissue are just as viable as those derived from bone marrow. “

The Company believes other references support its position ( see below)

1. Knudtzon, S. and B.T. Mortensen, Growth stimulation of human bone marrow cells in agar culture by vascular cells. Blood, 1975. 46(6): p. 937-43.

2. Quesenberry, P.J. and M.A. Gimbrone, Jr., Vascular endothelium as a regulator of granulopoiesis: production of colony-stimulating activity by cultured human endothelial cells. Blood, 1980. 56(6): p. 1060-7.

3. Ascensao, J.L., et al., Role of endothelial cells in human hematopoiesis: modulation of mixed colony growth in vitro. Blood, 1984. 63(3): p. 553-8.

4. Galelli, A., et al., Stimulation of human endothelial cells by synthetic muramyl peptides: production of colony-stimulating activity (CSA). Experimental hematology, 1985. 13(11): p. 1157-63.

5. Munker, R., et al., Recombinant human TNF induces production of granulocyte-monocyte colony-stimulating factor. Nature, 1986. 323(6083): p. 79-82.

6. Sieff, C.A., S. Tsai, and D.V. Faller, Interleukin 1 induces cultured human endothelial cell production of granulocyte-macrophage colony-stimulating factor. The Journal of clinical investigation, 1987. 79(1): p. 48-51.

7. Sieff, C.A., C.M. Niemeyer, and D.V. Faller, The production of hematopoietic growth factors by endothelial accessory cells. Blood cells, 1987. 13(1-2): p. 65-74.

8. Malone, D.G., et al., Production of granulocyte-macrophage colony-stimulating factor by primary cultures of unstimulated rat microvascular endothelial cells. Blood, 1988. 71(3): p. 684-9.

9. Segal, G.M., E. McCall, and G.C. Bagby, Jr., Erythroid burst-promoting activity produced by interleukin-1-stimulated endothelial cells is granulocyte-macrophage colony-stimulating factor. Blood, 1988. 72(4): p. 1364-7.

10. Fibbe, W.E., et al., Interleukin 1 and poly(rI).poly(rC) induce production of granulocyte CSF, macrophage CSF, and granulocyte-macrophage CSF by human endothelial cells. Experimental hematology, 1989. 17(3): p. 229-34.

11. Tanaka, M., et al., The generation of macrophages from precursor cells incubated with brain endothelial cells--a release of CSF-1 like factor from endothelial cells. The Tohoku journal of experimental medicine, 1993. 171(3): p. 211-20.

12. Broudy, V.C., et al., Human umbilical vein endothelial cells display high-affinity c-kit receptors and produce a soluble form of the c-kit receptor. Blood, 1994. 83(8): p. 2145-52.

13. Netelenbos, T., et al., Differences in sulfation patterns of heparan sulfate derived from human bone marrow and umbilical vein endothelial cells. Experimental hematology, 2001. 29(7): p. 884-93.

14. Yamaguchi, H., et al., Umbilical vein endothelial cells are an important source of c-kit and stem cell factor which regulate the proliferation of haemopoietic progenitor cells. British journal of haematology, 1996. 94(4): p. 606-11.

15. Broudy, V.C., et al., Interleukin 1 stimulates human endothelial cells to produce granulocyte-macrophage colony-stimulating factor and granulocyte colony-stimulating factor. Journal of immunology, 1987. 139(2): p. 464-8.

16. Suen, Y., et al., Regulation of interleukin-11 protein and mRNA expression in neonatal and adult fibroblasts and endothelial cells. Blood, 1994. 84(12): p. 4125-34.

8.

Regarding SAB:

The following sentence has been added to the Section of the S-1 labeled “Competitive business conditions and Regen's competitive position in the industry and methods of competition”

“Members have averaged one hour per month in providing service as members of the Scientific Advisory Board”

Regarding Ichim:

The phrase:

“Thomas Ichim has served as our Chief Scientific Officer and Director of Research since June 15, 2012 and has served as a director since July 15, 2013.”

Originally on page 53 has been amended to read as follows:

Thomas Ichim has served as our Chief Scientific Officer and Director of Research since June 15, 2012 and has served as a director since July 15, 2013. Mr. Ichim is not obligated to devote any specific number of hours to the Company. The Employment contract by and between the Company and Mr. Ichim requires Mr. Ichim to “devote such amount of his business time, attention and efforts to the affairs of the Company within the scope of his employment as is necessary for the proper rendition of such service” and Mr. Ichim is compensated with a monthly set salary. From the period beginning June 15, 2012 and ending January 7, 2014 Mr. Ichim had devoted an average of approximately 25 hours per week to his duties as the Company’s Chief Scientific Officer and Director of Research not including time devoted to the affairs of the Company attending conferences and meetings.. As Mr. Ichim is obligated to devote such amount of his business time, attention and efforts to the affairs of the Company within the scope of his employment as is necessary for the proper rendition of such service potentially rendering Mr. Ichim available to the Company for a much greater span of time than 25 hours per week the Company considers Mr. Ichim to be a full time employee.

9. The document has been so amended

10. The section has been updated

11. The section has been updated

12. The section has been updated

Thank you for your kind assistance and the courtesies that you have extended to assist us in fulfilling our obligations under the Securities Act of 1933 . If, at any time, you have any further questions, please let us know.

Sincerely,

/s/David R. Koos

David R. Koos,

Chairman & CEO